Exhibit 5

Taiga Building Products Ltd.

Consolidated Financial Statements

For the years ended March 31, 2017 and 2016

(in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Taiga Building Products Ltd.

We have audited the accompanying consolidated financial statements of Taiga Building Products Ltd., which comprise the consolidated balance sheets as at March 31, 2017 and 2016, and the consolidated statements of earnings and comprehensive income, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Taiga Building Products Ltd. as at March 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

June 22, 2017

TAIGA BUILDING PRODUCTS LTD.

Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2017	March 31, 2016
Assets
Current:
Accounts receivable (Note 5)	$139,250	$135,746
Inventories (Note 6)	140,798	124,090
Prepaid expenses	1,816	1,317

	281,864	261,153
Property, plant and equipment (Note 7)	39,799	41,400
Long-term receivable (Note 5)	629	680
Deferred tax assets (Note 10)	1,766	2,379

	$324,058	$305,612

Liabilities and Shareholders’ Deficiency
Current:
Revolving credit facility (Note 8)	$101,366	$81,346
Accounts payable and accrued liabilities (Note 9)	74,765	77,483
Income taxes payable	5,527	10,130
Current portion of long-term debt (Note 11)	259	253
Current portion of finance lease obligation (Note 12)	2,113	2,439

	184,030	171,651
Long-term debt (Note 11)	1,016	1,245
Finance lease obligation (Note 12)	23,403	25,024
Deferred gain	3,389	3,772
Provisions (Note 13)	1,257	1,629
Subordinated notes (Note 14)	128,834	128,834

	341,929	332,155

Shareholders’ Deficiency:
Share capital (Note 15)	13,229	13,229
Accumulated other comprehensive income (Note 15)	6,710	6,028

	19,939	19,257
Deficit	(37,810)	(45,800)

	(17,871)	(26,543)

	$324,058	$305,612

Commitments and contingencies (Note 12 and 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors
/s/ Kooi Ong Tong	/s/ Peter Buecking
Chairman	Director

TAIGA BUILDING PRODUCTS LTD.

Consolidated Statements of Earnings and Comprehensive Income

	For the years ended March 31,
(in thousands of Canadian dollars, except per share amounts)	2017	2016
Sales	$1,223,978	$1,364,322
Cost of sales (Note 16)	1,116,711	1,247,307

Gross margin	107,267	117,015

Expenses:
Distribution (Note 16)	22,344	21,380
Selling and administration (Note 16)	49,767	55,287
Finance (Note 17)	5,204	5,456
Subordinated debt interest (Note 14)	16,772	16,350
Other income	(619)	(466)

	93,468	98,007

Earnings before income tax	13,799	19,008
Income tax expense (Note 10)	5,809	7,288

Net earnings	$7,990	$11,720

Other comprehensive income (Item that may be reclassified to net earnings)
Exchange differences on translating foreign controlled entities	$682	$657

Total comprehensive income	$8,672	$12,377

Basic and diluted net earnings per common share	$0.25	$0.36

Weighted average number of common shares outstanding	32,414	32,414

The accompanying notes are an integral part of these consolidated financial statements.

TAIGA BUILDING PRODUCTS LTD.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the year ended March 31, 2016

(in thousands of Canadian dollars)	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance at March 31, 2015	$13,229	$(57,520)	$5,371	$(38,920)
Net earnings	—	11,720	—	11,720
Other comprehensive income	—	—	657	657

Balance at March 31, 2016	$13,229	$(45,800)	$6,028	$(26,543)

For the year ended March 31, 2017

(in thousands of Canadian dollars)	Share Capital	Deficit	Accumulated Other Comprehensive Income	Total
Balance at March 31, 2016	$13,229	$(45,800)	$6,028	$(26,543)
Net earnings	—	7,990	—	7,990
Other comprehensive income	—	—	682	682

Balance at March 31, 2017	$13,229	$(37,810)	$6,710	$(17,871)

The accompanying notes are an integral part of these consolidated financial statements.

TAIGA BUILDING PRODUCTS LTD.

Consolidated Statements of Cash Flows

	For the years ended
	March 31,
(in thousands of Canadian dollars)	2017	2016
Cash provided by (used in):
Operating:
Net earnings	$7,990	$11,720
Adjustments for non-cash items
Amortization	4,254	4,221
Income tax expense	5,809	7,288
Mark-to-market adjustment on financial instruments	(309)	189
Change in provisions	(372)	(367)
(Gain) loss on asset disposal	(237)	39
Amortization of deferred gain	(383)	(382)
Finance and subordinated debt interest expense	21,976	21,806
Interest paid	(4,882)	(5,073)
Income tax paid	(10,476)	(4,371)
Changes in non-cash working capital (Note 21)	(21,848)	32,085

Cash flows from operating activities	1,522	67,155

Investing:
Purchase of property, plant and equipment	(2,341)	(1,602)
Proceeds from disposition of property, plant and equipment	457	55

Cash flows used in investing activities	(1,884)	(1,547)

Financing:
Repayment of long-term debt	(256)	(256)
Repayment of obligations under finance leases	(2,509)	(2,682)
Subordinated notes interest paid	(16,772)	(16,350)

Cash flows used in financing activities	(19,537)	(19,288)

Effect of changes in foreign currency on Revolving Credit Facility	(121)	(291)

Net (increase) decrease in revolving credit facility	(20,020)	46,029
Revolving credit facility, beginning	(81,346)	(127,375)

Revolving credit facility, ending	$(101,366)	$(81,346)

The accompanying notes are an integral part of these consolidated financial statements.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

1.	Nature of Operations

Taiga Building Products Ltd. (“Taiga” or the “Company”) is an independent wholesale distributor of building products in Canada and the United States. Taiga operates within two reportable geographic areas, Canada and the United States. The Company’s shares and subordinated notes (the “Notes”) are listed for trading on the Toronto Stock Exchange.

Taiga is a Canadian corporation and its registered and records office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

2.	Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue on June 22, 2017 by the board of directors of the Company.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of Taiga Building Products Ltd. and its subsidiaries. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. Inter-company transactions and balances have been eliminated.

(c)	Basis of Measurement

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified where applicable.

(d)	Revolving Credit Facility

Revolving credit facility consists of cash on hand less cheques issued and the Company’s outstanding revolving credit facility balance. Taiga’s cash flow statement reflects the net change in its revolving credit facility. The revolving credit facility forms an integral part of Taiga’s cash management and fluctuates directly as a result of cash flows from operating, investing and financing activities.

3.	Significant Accounting Policies

(a)	Inventories

Inventories consist of allied building products, lumber products, panel products and production consumables. Inventories include other costs, such as transportation and processing that are directly incurred to bring the inventories to their present location and condition. The cost of treated wood includes the cost of lumber, direct labour and an allocation of fixed and variable overhead expenses. Inventories are stated at the lower of average cost and net realizable value, except for production consumables which are recorded at the lower of cost and replacement cost which approximates net realizable value.

(b)	Property, Plant and Equipment

The following assets are recorded at cost and amortization is provided using the following methods and annual rates:

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

Declining Balance Method
Buildings	4% - 10%
Furniture and office equipment	8% - 30%
Warehouse equipment	10% - 30%

Straight-line Method
Leasehold improvements	Over term of lease
Treating equipment	20 - 25 Years
Computer system and license	3 - 10 Years

The carrying values of the buildings and equipment are reviewed for indications of impairment on a regular basis by reference to their estimated recoverable amount. Assets that are not yet available for use are not being amortized.

(c)	Deferred Gain

Deferred gains on sale and leaseback transactions are amortized over the terms of the lease contracts.

(d)	Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset are transferred to the Company are classified as finance leases. Finance leases are capitalized by recording an asset and a liability at the lower of the fair value of the leased property, plant and equipment or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognized as a liability and amortized on a straight-line basis over the life of the lease term.

(e)	Income Taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the relevant taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the jurisdictions where the Company operates and generates taxable income. Current income taxes relating to items recognized directly in other comprehensive income or equity are recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and deferred income tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

(f)	Foreign Currency Translation

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional currency. The functional currency of controlled entities that have operations in the United States is the United States dollar.

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the statement of earnings and comprehensive income in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in the statement of earnings and comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

The financial position and results of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at the reporting date; and

•	income and expenses are translated at monthly average exchange rates for the period.

Exchange differences arising on translation of foreign operations are recorded in accumulated other comprehensive income in the statement of earnings and comprehensive income. These differences are recognized in profit or loss in the period in which the operation is disposed.

(g)	Revenue Recognition

Revenue is recognized, net of discounts and customer rebates, upon the transfer of significant risks and rewards of ownership, provided collectability is reasonably assured.

(h)	Earnings Per Share

Earnings per share is calculated using the weighted-average number of shares outstanding for the period. The weighted-average number of common shares is determined by relating the portion of time during the reporting period that the shares have been outstanding to the total time in the period.

Diluted earnings per share is calculated based on the weighted-average number of common shares outstanding during the period including, if applicable, the effects of potentially dilutive common share equivalents. Taiga’s basic and diluted earnings per share are equal as Taiga has no potentially dilutive instruments.

(i)	Accounting by a Customer for Certain Consideration Received from a Vendor

Consideration received from a vendor, that represents a reduction in the purchase price, is recorded as a reduction in cost of sales.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

(j)	Financial Instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for where these are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the date the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to be an indication of impairment.

(k)	Impairment of Assets

The carrying amounts of the Company’s assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset, or its cash generating unit, is estimated in order to determine the extent of impairment. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of earnings and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

An impairment loss is only reversed if there is an indication that the impairment may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Reversal cannot increase the carrying value of an asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

(l)	Provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

(m)	Accounting Standards issued not yet applied

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases

IFRS 16, Leases was issued by the IASB on January 13, 2016. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Other accounting pronouncements with future effective dates are either not applicable or are not expected to have a material impact on the Company’s consolidated financial statements.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

4.	Critical Accounting Estimates, Assumptions and Judgements

(a)	Significant Estimates and Assumptions

In preparing these consolidated financial statements, the Company makes estimates and assumptions concerning the future that affect the amounts recorded. Actual results could differ from these estimates. Estimates and assumptions are based on historical experience, expectations of future events and other factors considered by management to be reasonable. The estimates and assumptions that could result in a material impact to the carrying amounts of assets and liabilities are outlined below.

Allowance for doubtful accounts

While significant bad debts have not been experienced in prior years the provision is based on the Company’s knowledge of the financial condition of its customers, the aging of the receivables, the current business environment and historical experience. A change in one or more of these factors could impact the estimated allowance for bad debts.

Valuation of inventories

Inventories are valued at the lower of average cost and net realizable value. Taiga evaluates inventory balances at each balance sheet date and records an allowance as necessary for slow moving or obsolete inventory. Additionally, Taiga records an allowance if the cost of inventories exceeds net realizable value based on commodity prices.

Valuation and estimated life of long-lived assets

If indicators of an impairment exist, an impairment test is performed by comparing the carrying amount of the asset or its cash generating unit to the recoverable amount, which is calculated as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Value in use is calculated based upon a discounted cash flow analysis, which requires management to make a number of significant assumptions including assumptions relating to future operating plans, discount rates and future growth rates.

The estimated useful lives and recoverable amounts of long-lived assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from the current estimates.

Customer rebates

Customer rebates are commonly offered as industry practice and are generally based on achievement of specified volume sales levels. Taiga accrues for the payment of customer rebates as a reduction of revenue based on management’s estimates.

Valuation of warranty provisions

A provision for future potential warranty costs is calculated using historical trends and future expectations of future claims. Adjustments to the warranty provision are included in cost of sales. Actual future warranty costs may differ from those estimates.

Executive transition agreements

The provision is based on management’s estimates of factors such as discount rates, expected date of transitions and variable compensation tied to the Company’s future performance (Note 18c).

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities and ultimately until they are statute barred from reassessment. This occurs subsequent to the issuance of financial statements. Therefore, results in subsequent periods will be affected by the amount that estimates differ from the final tax filings, resolution of uncertain tax positions, open years or tax disputes that may arise.

The Company must make estimates and assumptions when assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. Taiga also evaluates the recoverability of deferred tax assets based on an assessment of the likelihood of using the underlying future tax deductions against future taxable income before they expire. Deferred tax liabilities arising from temporary differences on investments in subsidiaries are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future sales volumes and housing starts, commodity prices, operating costs, capital expenditures, dividends and other capital transactions. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to income.

(b)	Significant Judgements in Applying Accounting Policies

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

•	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

•	the classification of leases as either operating or finance type leases;

•	the determination of the functional currency of the parent company and its controlled entities; and

•	the assessment of continually changing tax interpretations, regulations and legislation, to ensure that deferred income tax assets and liabilities are complete and fairly stated.

5.	Accounts Receivable

(in thousands of dollars)	March 31, 2017	March 31, 2016
Current	138,298	134,032
Past due over 60 days	26	824

Trade accounts receivable	138,324	134,856
Other receivables	1,662	1,871
Allowance for doubtful accounts	(107)	(301)

Total	139,879	136,426
Less: Current portion	(139,250)	(135,746)

Non-Current portion	629	680

All of the Company’s trade accounts receivables are pledged as security for the revolving credit facility.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

6.	Inventories

(in thousands of dollars)	March 31, 2017	March 31, 2016
Allied building products	33,473	31,547
Lumber products	79,692	70,019
Panel products	27,114	21,639
Production consumables	665	980
Inventory provision	(146)	(95)

Total	140,798	124,090

All of the Company’s inventories are pledged as security for the revolving credit facility.

7.	Property, Plant and Equipment

(in thousands of dollars)	Land	Buildings	Furniture and office equipment	Warehouse and treating equipment	Leasehold improvements	Computer system and license	Total
Cost
Balance, March 31, 2015	3,620	45,197	3,241	14,668	7,094	6,479	80,299
Additions	—	—	161	1,111	683	467	2,422
Disposals	—	—	(261)	(442)	(110)	—	(813)
Exchange effect	92	237	10	13	8	10	370

Balance, March 31, 2016	3,712	45,434	3,151	15,350	7,675	6,956	82,278
Additions	—	5	227	1,041	443	1,187	2,903
Disposals	—	—	(413)	(1,470)	(575)	(125)	(2,583)
Exchange effect	90	227	10	8	9	—	344

Balance, March 31, 2017	3,802	45,666	2,975	14,929	7,552	8,018	82,942

Accumulated amortization and impairment
Balance, March 31, 2015	—	(16,181)	(2,568)	(11,067)	(5,097)	(2,316)	(37,229)
Amortization	—	(2,117)	(175)	(928)	(263)	(738)	(4,221)
Disposals	—	—	212	407	95	—	714
Exchange effect	—	(107)	(8)	(10)	(7)	(10)	(142)

Balance, March 31, 2016	—	(18,405)	(2,539)	(11,598)	(5,272)	(3,064)	(40,878)
Amortization	—	(2,099)	(173)	(936)	(286)	(760)	(4,254)
Disposals	—	—	365	1,162	476	125	2,128
Exchange effect	—	(118)	(8)	(6)	(7)	—	(139)

Balance, March 31, 2017	—	(20,622)	(2,355)	(11,378)	(5,089)	(3,699)	(43,143)

Carrying amounts
Balance, March 31, 2016	3,712	27,029	612	3,752	2,403	3,892	41,400

Balance, March 31, 2017	3,802	25,044	620	3,551	2,463	4,319	39,799

The computer system and license assets include costs associated with upgrade projects that relate to the computer system placed into service in February 2011. As of March 31, 2017, the development costs of the upgrade projects that are not ready for use were $874,238 (March 31, 2016 - $1,022,349). No amortization has been recognized on the components not ready for use.

The net book value of property, plant and equipment held under finance lease at March 31, 2017 is $22,335,698 (March 31, 2016 - $23,694,487). Title of leased assets remains with the lessor.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

8.	Revolving Credit Facility

(in thousands of dollars)	March 31, 2017	March 31, 2016
Revolving credit facility	101,864	82,140
Financing costs, net of amortization	(498)	(794)

Total	101,366	81,346

On November 25, 2013, the Company renewed its senior credit facility with a syndicate of lenders led by JPMorgan Chase Bank (the “Facility”). The Facility was increased from $200 million to $225 million, with an option to increase the limit by up to $50 million. The Facility continues to bear interest at variable rates plus variable margins, is secured by a first perfected security interest in all personal property of the Company and certain of its subsidiaries, and will mature on November 25, 2018. Taiga’s ability to borrow under the Facility is based upon a defined percentage of accounts receivable and inventories. The terms, conditions, and covenants of the Facility have been met as at March 31, 2017.

9.	Accounts Payable and Accrued Liabilities

(in thousands of dollars)	March 31, 2017	March 31, 2016
Trade payables and accrued liabilities	71,633	74,318
Payroll related liabilities	2,699	2,289
Provisions (Note 13)	363	497
Financial instrument liabilities (Note 20)	70	379

Total	74,765	77,483

10.	Income Taxes

Income tax expense is comprised of:

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Current: Current taxes for the year	5,070	9,345
Adjustments to tax provisions recorded in prior periods	186	257

Total current tax expense	5,256	9,602

Deferred: Origination and reversal of temporary differences	654	(2,330)
Adjustments to tax provisions recorded in prior periods	(80)	18
Effect of change in tax rates	(19)	13
Change in valuation allowance	(2)	(15)

Total deferred tax recovery	553	(2,314)

Income tax expense	5,809	7,288

A reconciliation of the income taxes calculated at the statutory rate to the actual income tax expense is as follows:

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Statutory income tax rate	26.71%	26.62%

Expected income tax expense based on statutory rate	3,712	5,101
Tax effect of:
Non-deductible interest and other permanent differences	1,375	1,448
Adjustments to tax provisions recorded in prior periods	106	275
Other taxes	109	—
Difference in foreign tax rates	528	466
Effect of change in tax rate	(19)	13
Change in valuation allowance	(2)	(15)

Income tax provision	5,809	7,288

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

For the year ended March 31, 2017, income tax expense charged to other comprehensive income was

$1,697,753 (March 31, 2016 - $915,795).

Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the future tax assets and liabilities are as follows:

Deferred tax assets:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Property, plant and equipment	91	31
Other reserves	896	1,335
Deferred gain on sale and leaseback	774	860
Non-capital losses	5	159
Deferred income from partnership	—	(59)
Alternative Minimum Tax Credits	—	53

Total	1,766	2,379

The movement on the net deferred income tax assets and liabilities is as follows:

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Beginning	2,379	(418)
Deferred tax expense recorded in profit or loss	(553)	2,314
Movement recognized in other comprehensive income	(60)	483

Ending	1,766	2,379

The Company no longer has any accumulated United States non-capital losses while the Company does have other deductible temporary differences of $737,292 available to be carried forward to apply against future years’ income for tax purposes of certain United States subsidiaries. The non-capital losses expire on or after March 31, 2034 and the other deductible temporary differences may be carried forward indefinitely.

The Company, in the normal course of business, is subject to ongoing examination by tax authorities in each jurisdiction in which it has operations. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for current and deferred income taxes, as well as the provision for indirect, withholding and other taxes and related penalties and interest. This assessment relies on estimates and assumptions, which involves judgments about future events. It also relies on interpretations of tax law, including general anti-avoidance provisions (GAAR), and prior experience. New information may become available that causes the Company to change its judgment and estimates regarding the adequacy of provisions related to income and other taxes. Any changes will be recorded prospectively in the period that such determinations are made.

11.	Long-term Debt

In February 2012, the Company entered into a mortgage agreement for US$1,950,000 with JPMorgan Chase Bank to refinance the Company’s long-term debt. In November 2013, the Company entered into an amendment to extend the maturity date to November 22, 2018, which is consistent with the maturity of the Facility. The long-term debt bears interest at variable base rates plus variable margins tied to the Company’s existing Facility (Note 8). The monthly installment is US$16,250 and the remaining balance becomes due on the maturity date. The long-term debt is secured by the real property of one of the Company’s US subsidiaries.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

12.	Finance Lease Obligations

Finance leases include buildings and operating equipment. Lease payments represent blended payments consisting of principal and interest based on interest rates ranging from 2.1% to 10.2%.

(in thousands of dollars)	March 31, 2017	March 31, 2016
Total minimum lease payments payable	37,166	40,882
Portion representing interest to be expensed over the remaining term of the leases	11,650	13,419

Principal Outstanding	25,516	27,463
Less: Current portion	2,113	2,439

Non-Current portion	23,403	25,024

The following is a schedule of future minimum lease payments over the lives of the finance leases:

(in thousands of dollars)
No later than one year	3,807
Later than one year, but not later than five years	13,911
Later than five years	19,448

Interest expense related to finance lease obligations for the year ended March 31, 2017 amounted to $1,822,941 (2016 - $1,954,220).

The deferred gain relates to proceeds in excess of the net book value of certain buildings sold in the sale and leaseback transactions completed during the years ended March 31, 2014 and 2006. The deferred gain is amortized over the lease terms of the buildings, which are being accounted for as finance leases. Amortization is included in other income.

13.	Provisions

Continuity of Provisions

The following table summarizes the movement in this provision for the year ended March 31, 2017:

(in thousands of dollars)	Lease provision	Other	Total
Balance, beginning	986	1,140	2,126
Used during the year	(128)	(427)	(555)
Unwinding of discount	49	—	49

Total	907	713	1,620
Included in accounts payable and accrued liabilities (Note 9)	—	(363)	(363)

Non-current provisions	907	350	1,257

Lease Provision

During September 2009, the Company consolidated its warehouse operations in the Greater Toronto Area by closing a warehouse in Brampton and migrating this operation into its warehouse in Milton. The Brampton warehouse was a leased property, and the land component was accounted for as an operating lease. The Company recorded a provision relating to this property, being the present value of the unavoidable net costs to the Company of exiting the lease. The final transaction to exit the lease was completed on May 31, 2012; however, there is a requirement to make ongoing payments to the lessor relating to this transaction which is reflected in the provision. The present value was determined using a pre-tax discount rate of 5.14%.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

14.	Subordinated Notes

Under the terms of a notes indenture dated September 1, 2005 (the “Indenture”) the Company’s Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020. Interest on the Notes is payable on the 15th day following the end of each month as an annual interest sum divided by twelve. The aggregate principal amount of the Notes that may be issued under the Indenture is unlimited. The terms, conditions, and covenants of the Indenture have been met during the year ended March 31, 2017.

Berjaya Forest Products (Luxembourg) S.a.r.l (Berjaya), a company that was a significant shareholder held 35.71% of the outstanding Notes at March 31, 2016 but sold these on January 31st, 2017 to the Company’s new major shareholder, UPP Holdings Limited (Note 15f). An executive of Berjaya was also a member of Taiga’s Board of Directors but resigned effective January 31, 2017. A discretionary trust whose beneficiary is a Taiga director indirectly holds 17.20% (2016 - 17.20%) of the outstanding Notes of Taiga at March 31, 2017. UPP Holdings Limited now holds 35.71% of the Notes as at March 31, 2017 (2016 – nil).

During the year ended March 31, 2017, the amount of interest incurred for these related parties was $3,565,715 (2016 - $4,754,286) for Berjaya, $3,101,568 (2016 - $3,101,568) for the discretionary trust and $1,610,312 (2016 - nil) for UPP Holdings Limited.

15.	Shareholders’ Deficiency

(a)	Authorized Share Capital

Unlimited common shares without par value, unlimited class A common shares without par value, and unlimited class A and class B preferred shares without par value.

(b)	Common Shares Issued

(in thousands of dollars, except number of shares)	Number of Shares	Amount
Balance, March 31, 2017 and March 31, 2016	32,414,278	13,229

(c)	Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of exchange differences arising on translation of entities that have a functional currency other than the Canadian dollar.

(d)	Stock Options and Warrants

Taiga does not have stock options or warrants outstanding and has not granted or cancelled options or warrants during the current or prior period.

(e)	Dividends

In accordance with Taiga’s dividend policy set on October 15, 2008, the Company generally intends to pay dividends each year on its common shares equal to 25% of the prior fiscal year’s net earnings. These dividends would be payable in two instalments of 12.5% on each July 15 (or first business day thereafter) and each January 15 (or first business day thereafter) to the shareholders of record on June 30 and December 31 (or first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company’s capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

The board of directors have decided not to declare and pay the first instalment of dividend in respect of the 2017 fiscal year’s net earnings. The decision to pay the second instalment dividend in respect of the 2017 fiscal year’s net earnings will be addressed by the board of directors prior to the next scheduled dividend payment date of January 15, 2018.

(f)	Major Shareholder

On January 31, 2017, Taiga paid the full amount owing to the CRA (The Reassessment) in relation to Note 18(d) through the use of proceeds provided by its two former major shareholders. The Reassessment Amount was fully funded by the two former major shareholders in accordance with their obligations under their indemnity agreements with Taiga. The payment of the Reassessment Amount was made in connection with two transactions (the “Transactions”) involving Taiga’s two former major shareholders, and UPP Holdings Limited, and certain of its affiliates and subsidiaries (collectively, “UPP”), which resulted in UPP holding approximately 58% of the issued and outstanding common shares of the Company. Taiga’s current chairman, Dr. Kooi Ong Tong, is UPP’s executive chairman, chief executive officer and a significant shareholder. Another of Taiga’s directors, Ian Tong, is also a director of UPP. UPP is an investment holding company listed on the Singapore Exchange.

16.	Expenses by Nature

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Product and treating costs	1,075,635	1,200,892
Freight costs	31,970	38,191
Inventory write down	1,229	790
Warehouse costs	13,951	13,022
Salaries and benefits	50,710	55,433
Employee reimbursements and general office expenses	8,158	8,466
Foreign exchange expense	1,373	1,011
Other miscellaneous costs	1,542	1,948
Amortization	4,254	4,221

Total	1,188,822	1,323,974

17.	Finance Expense

The finance expense is comprised of:

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Interest on revolving credit facility and other short term liabilities	3,020	3,141
Interest on finance leases and long-term debt	1,888	2,021
Amortization of financing costs	296	294

Total	5,204	5,456

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

18.	Commitments and Contingencies

(a)	Contractual Commitments

The Company has obligations under various operating leases for occupied premises and equipment. The following table shows the separation of minimum lease payments by period resulting from sale and leaseback transactions completed in 2006 and 2014 and from other operating leases consisting of vehicle, warehouse equipment and the Company’s head office.

(in thousands of dollars)	Sale and Leaseback Operating Leases	Other Operating Leases	Total Operating Leases
No later than one year	1,793	1,582	3,375
Later than one year, but not later than five years	7,103	3,885	10,988
Later than five years	7,302	1,681	8,983

The sale and leaseback operating leases completed in February 2014 expire in February 2034. Rental rates are subject to adjustments starting March 2016 and every five years thereafter based on consumer price index. For each property, Taiga has two options to renew for five years each.

The sale and leaseback operating leases completed in the fiscal year ended March 31, 2006 expire in February 2021 or February 2026 depending on the property. Rental rates are subject to adjustments every five years based on consumer price index. For each property, Taiga has three options to renew for five years each.

Total operating lease payments recognized as an expense during the year ended March 31, 2017 were $3,377,035 (2016 - $2,911,678).

(b)	Other Outstanding Legal Matters

The Company is involved in various non-material legal actions and claims arising in the course of its business. The financial impact individually or in aggregate resulting from these actions and claims is not expected to be significant. The individual and aggregate outcomes cannot be determined at this time.

(c)	Executive Transition Agreements

The Company has a transition agreement with one executive, which includes a consulting contract with a term of three years. The annual compensation for this contract, including both the fixed and variable portions, ranges from a minimum of $111,000 to a maximum of $731,000. The Company is recording provisions associated with the contracts over the service terms. The accrued provision recorded as at March 31, 2017 was $350,000 (March 31, 2016 - $642,789). The fair value was determined by discounting the estimated future cash outflows arising after transition using a pre-tax discount rate of 4%.

(d)	Canada Revenue Agency Reassessment

During the year ended March 31, 2017, Taiga received a notice of reassessment from the Canada Revenue Agency in the amount of approximately $42,000,000 (which includes interest) relating to the years from 2005 to 2013. The reassessment related to the amount of taxes withheld, by Taiga, on dividends paid or deemed to have been paid to what were then the Company’s two largest shareholders in connection with and subsequent to Taiga’s corporate reorganization in 2005 involving a swap of then outstanding common shares for stapled units. Taiga paid the full amount of the reassessment on January 31, 2017 using proceeds provided by its two former major shareholders. The Company, and the two former major shareholders, had previously entered into agreements whereby the shareholders agreed to fully indemnify the Company from this potential liability, including related liabilities. The indemnity agreements remain in effect and would apply in the event that CRA issues further reassessments relating to the amount of taxes withheld. The Company intends to challenge the reassessment and vigorously defend its tax filings and to seek a resolution as soon as practically possible.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

Taiga’s two former major shareholders may elect to assume any action or defense of Taiga in connection with the foregoing pursuant to the terms of the indemnity agreements with Taiga.

19.	Capital Disclosures

The Company’s objectives for managing capital are to safeguard Taiga’s ability to operate and grow its business, to provide a sufficient return to its shareholders, and to meet internal capital expenditure requirements and credit facility covenants. The revolving credit facilities and share capital are considered as the Company’s capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, or sell assets or consider other strategies to reduce debt.

The Company manages its capital by monitoring the balance between working capital and the revolving credit facility’s borrowing base, which is a combination of accounts receivable and inventories less certain provisions. If the company’s borrowing availability falls below a certain percentage of the borrowing base, the company is then required to maintain a certain interest coverage ratio. At March 31, 2017, the company was in compliance with this requirement.

20.	Financial Instruments

(a)	Accounting for financial instruments

The following table summarizes the carrying values of the Company’s financial instruments:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Held for trading	(70)	(379)
Loans and receivables	139,879	136,426
Other financial liabilities	(331,686)	(316,245)

The carrying amounts of accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The carrying amounts of the revolving credit facility and long-term debt approximate their fair values as these liabilities bear interest at variable market rates.

The carrying amount and fair values of finance lease obligations are as follows:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Carrying amount	25,516	27,463
Fair value	25,413	27,317

The fair value of the finance lease obligations was determined using current borrowing rates for similar debt instruments.

The carrying amount and fair values of the subordinated notes are as follows:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Carrying amount	128,834	128,834
Fair value	148,159	140,442

The fair value of the subordinated notes was determined based on closing price of the notes which are traded on the Toronto Stock Exchange.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

The carrying amount of derivative financial instrument assets and liabilities are equal to their fair values as these instruments are re-measured to their fair values at each reporting date as follows:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Lumber futures	(38)	(270)
Interest swap	(32)	(109)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – based on quoted prices in active markets for identical assets or liabilities;

Level 2 – based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or

Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.

Derivative financial instrument assets and liabilities are classified as level 2.

(b)	Nature and extent of risks arising from financial instruments

The Company’s activities result in exposure to a variety of financial risks, including risks related to credit, market, interest, currency, liquidity, and commodity prices.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. Taiga is exposed to credit risk on accounts receivable from customers. Taiga extends to its customers credit, which is generally unsecured. Taiga has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of customers. Taiga regularly reviews customer credit limits, monitors the financial status of customers and assesses the collectability of accounts receivable. However, risk exists that some customers may not be able to meet their obligations and the loss of a large receivable could have a significant negative impact on Taiga’s profitability.

The Company is also exposed to credit risk from the potential default by any of its counterparties on the interest swap ((ii) below) and lumber futures contracts ((iv) below). The Company mitigates this credit risk by dealing with counterparties that are established major financial institutions. Taiga evaluates potential counterparties in advance of entering into such agreements and deals only with parties it anticipates will satisfy their obligations under the contracts.

(ii)	Market risk

Market risk refers to the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Taiga utilizes significant leverage to finance day-to-day operations. The interest cost of Taiga’s revolving credit facility is predominately based on the prime rate. For the year ended March 31, 2017, if interest rates had been 100 basis points higher, based on the Company’s average borrowing level related to its Facility, interest expense would have increased by approximately $625,000.

Taiga monitors current interest rates and selectively utilizes interest rate swap agreements. Taiga had one interest rate swap agreement outstanding as at March 31, 2017:

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

				Fair values
Counterparty	Maturity	Notional Amount	Fixed Rate	March 31, 2017	March 31, 2016	Change
JP Morgan	Sept 2017	$10,000,000	1.78%	$(32,286)	$(108,639)	$76,353

The increase in market value of $76,353 (2016 – increase of $68,990) for the year ended March 31, 2017 has been recorded in selling and administration expenses.

Foreign exchange risk refers to the risk that the fair value or future cash flow of a financial instrument denominated in a currency other than the functional currency in which they are measured will fluctuate because of changes in foreign exchange rates. Taiga does not hedge its foreign exchange risk. Financial instruments denominated in US dollars subject to foreign exchange risk are as follows:

(in thousands of dollars)	March 31, 2017	March 31, 2016
Accounts Receivable	7,399	6,457
Accounts Payable	(11,727)	(13,587)
Revolving Credit Facility	(859)	(1,013)

Total	(5,187)	(8,143)

As at March 31, 2017, with other variables unchanged, a one percentage point decline in the year end value of the Canadian dollar would have increased the foreign exchange loss by $52,000 (2016 - $61,000).

(iii)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over financial assets due at any point in time. Taiga’s ability to make scheduled payments or refinance its obligations depends on Taiga’s successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors.

Taiga’s ability to maintain compliance with certain of its debt covenants under the Facility depends on meeting the required interest coverage ratio, which is subject to the Company’s future financial and operating performance. The Company’s ability to repay or refinance its indebtedness will also depend on its future financial and operating performance. The Company’s performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond Taiga’s control. The Company’s ability to meet its future debt service and other obligations may depend in significant part on the extent to which the Company can implement successfully its business growth and cost reduction strategies. The Company cannot provide any assurance that it will be able to implement its strategy fully or that the anticipated results of its strategy will be realized.

(iv)	Commodity Price risk

Taiga does not generally hedge its commodity price risk through the purchase of lumber futures contracts. Substantially all purchases are made based on current orders and anticipated sales, and most sales are made from inventory or against product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and anticipated customer demand. Although Taiga strives to reduce the risk associated with price changes by maximizing inventory turnover, Taiga maintains significant quantities of inventory, which is affected by fluctuating prices.

Taiga selectively utilizes Chicago Mercantile Exchange Random Length lumber futures contracts. Each contract calls for mill delivery of 110,000 board feet (plus or minus 5000 board feet) of random length 8-foot to 20-foot nominal 2-inch x 4-inch pieces. The contracts can be settled in cash or by delivery of a commodity. These positions are immaterial relative to the Company’s consolidated inventories.

Taiga Building Products Ltd.

Notes to the Consolidated Financial Statements

For the years ended March 31, 2017 and 2016 (in Canadian dollars)

21.	Changes in Non-Cash Working Capital

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
(Increase) Decrease in Accounts receivable	(3,195)	(1,349)
(Increase) Decrease in Inventories	(16,708)	42,417
(Increase) Decrease in Prepaid expenses and other	(623)	35
Effect of foreign exchange on working capital	1,041	755
(Decrease) Increase in Accounts payable and accrued liabilities	(2,363)	(9,773)

Total	(21,848)	32,085

22.	Seasonality

The Company operates in a seasonal industry that generally experiences higher sales in the first and second quarters and reduced sales in the late fall and winter during its third and fourth quarters of each fiscal year.

23.	Segmented Information

Taiga operates within one business segment and has two reportable geographic areas as follows:

2017 (in thousands of dollars)	Canada	United States	Total
Revenue	1,076,734	147,244	1,223,978
Property, plant and equipment	31,259	8,540	39,799

2016 (in thousands of dollars)	Canada	United States	Total
Revenue	1,229,039	135,283	1,364,322
Property, plant and equipment	32,776	8,624	41,400

During the year, Taiga’s Canadian operations had export sales of $258.1 million (2016 - $262.7 million). These export sales were primarily to the United States and Asia, and are included as part of the Canadian segment in the table above.

24.	Management Compensation

Compensation of key management is recorded on the accrual basis of accounting consistent with the amounts recognized in the consolidated statements of earnings and comprehensive income. Compensation expenses for key management, which includes the Company’s Board of Directors and Officers, were as follows:

(in thousands of dollars)	Year ended March 31, 2017	Year ended March 31, 2016
Salaries and other benefits	3,015	3,696